Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 5 DATED FEBRUARY 28, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On February 27, 2018, we announced a daily distribution of $0.0016438356 per share (the “March 2018 Daily Distribution Amount”) (which equates to approximately 5.74% on an annualized basis calculated at the current rate, assuming a $10.46 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2018 and ending on March 31, 2018 (the “March 2018 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the March 2018 Distribution Period and the distributions are scheduled to be paid on or prior to April 21, 2018. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein.